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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FREESEAS INC.
(Name of Issuer)
Common Stock, $.001 Par Value
(Title of Class of Securities)
Y26496102
(CUSIP Number)
January 5, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Y26496102

1	NAMES OF REPORTING PERSONS: George D. Gourdomichalis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United Kingdom

	5	SOLE VOTING POWER:

NUMBER OF		266,667

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		266,667

WITH:	8	SHARED DISPOSITIVE POWER:

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	266,667(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.24(2)%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

(1)	Represents 66,667 shares of FreeSeas Inc. (“FreeSeas”) common stock issuable upon the exercise of warrants issued to Alastor Investments S.A., a Marshall Islands corporation wholly owned by Alastor Foundation, a foundation of which the Reporting Person is the sole beneficiary (“Alastor”), and 200,000 shares of FreeSeas common stock that may be acquired by the Reporting Person pursuant to immediately exercisable stock options.

(2)	Calculated on the basis of 6,290,100 shares of FreeSeas common stock outstanding on November 15, 2006.

Item (a).	Name of Issuer:

FreeSeas Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

93 Akti Miaouli Piraeus, Greece

Item 2(a).	Name of Person Filing:

George D. Gourdomichalis

Item 2(b).	Address of Principal Business Office or, if none, Residence:

93 Akti Miaouli Piraeus, Greece

Item 2(c).	Citizenship: See Item 4 on Cover Page

Mr. Gourdomichalis is a citizen of the United Kingdom. Alastor is a corporation formed under the laws of the Republic of the Marshall Islands.

Item 2(d).	Title of Class of Securities:

Common Stock, $.001 Par Value

Item 2(e).	CUSIP Number:

Y26496102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:
(a)	Amount Beneficially Owned: 266,667(1) shares.

(b)	Percent of Class: 4.24%(2)

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	266,667
(ii)	shared power to vote or to direct the vote:	-0-
(iii)	sole power to dispose or to direct the disposition of:	266,667
(iv)	shared power to dispose or to direct disposition of:	-0-

(1)	Represents 66,667 shares of FreeSeas common stock issuable upon the exercise of warrants issued to Alastor and 200,000 shares of FreeSeas common stock that may be acquired by the Reporting Person pursuant to immediately exercisable stock options.

(2)	Calculated on the basis of 6,290,100 shares of FreeSeas common stock outstanding on November 15, 2006.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2007	By:	/s/ George D. Gourdomichalis
George D. Gourdomichalis, Individually
and as President of Alastor Investments S.A., a corporation formed under the laws of the Republic of the Marshall Islands